
10011676


Bank of The James
FINANCIAL GROUP, INC.

Annual Report 2009

Table of Content

Our mission at Bank of the James Financial Group, Inc., is to provide high-quality financial products with personalized customer service while enhancing shareholder value, hiring and maintaining a professional employee base, and participating in and improving the quality of life in the communities we serve. The last two years have been difficult because of the recessionary economy and the fact that we are not immune from its effects, but we strongly believe that our ability to meet and sustain our mission will be evident as we progress through 2010.

Thomas W. Pettyjohn, Jr.
Chairman, Board of Directors

Message from Robert R. Chapman III

Fellow Shareholders:

There is no doubt that 2009 was a very challenging year for the banking industry. It seemed that every time we picked up a newspaper or looked at the news reports on television, banks across the United States were closing or were in serious financial trouble. While Bank of the James did end the year with an earnings deficit of $642,000, I want to reassure you that your bank remains strong and on solid footing. We were able to increase the strength of our balance sheet by putting over $4 million dollars of revenues into the allowance for loan losses- this compares to a total allocation of $1.3 million for the entire year of 2008. We felt this move to bolster the allowance was the prudent and right way to prepare for the future and has put us in a position of strength as we move forward into 2010 and beyond.

Additionally, in the year 2009, your bank expensed $805,000 in insurance premiums, which included a one-time assessment of $184,000 levied by the FDIC to help replenish the Bank Insurance Fund due to the many recent bank failures. In 2008, your bank paid FDIC insurance premiums of $176,000. This represents a 357.4% increase in fees from 2008 to 2009. While we were not alone in this increased charge, as all banks were hit with the same situation, this expense did take away from our bottom line and thereby our earnings.

We did see an incredible increase in our level of deposits as new and old customers alike reflected a "flight to quality" where many sought safety in a fundamentally sound and local financial institution. Deposits increased from $268 million in 2008 to $376 million at the end of 2009 or an increase of 40%. I can tell you that our team of dedicated employees takes this growth as a real compliment and considers it an honor to be given such trust.

Your bank continues to attract quality loan relationships and as our deposits have grown over the last several years, let me say that despite what you read in the press and hear on the evening newscasts, Bank of the James has money to lend and stands ready to assist the businesses and individuals of our region.

Because of such robust growth in our balance sheet through the deposits we are entrusted to protect, your bank knew we should obtain additional capital to maintain our "well capitalized" position and continue to accept the influx of business that was coming our way. In February 2009, Bank of the James declined participation in the U.S. Department of Treasury Capital Purchase Program (TARP). While meeting the Treasury's preliminary approval to participate, bank management and our board of directors determined that participation in this program was not in the best interest of our shareholders and that the capital needed to continue the growth of the bank could be raised locally. We were able to raise $7 million in additional capital through a senior capital note instrument in about 10 business days, which demonstrates the loyal support of the citizens of this great region for local banking and for local business. This additional capital has allowed us to continue to grow and develop new relationships.

At last year's annual meeting Kenneth S. White retired from our Board of Directors. Mr. White was there at the conception of our organization and faithfully served as Chairman of the Board of Bank of the James, its parent, Bank of the James Financial Group, Inc. and as Chairman of the Executive and Compensation Committees. Mr. White served with distinction throughout his tenure and our organization has benefited significantly from his demonstration of leadership, honesty, wisdom, integrity, loyalty, expertise and diplomacy. His legacy at our organization is the fact that our Board and our employees can march forward with confidence and honor. Thank you Mr. Ken White.

Following Mr. White as Chairman is Thomas W. Pettyjohn, Jr. Mr. Pettyjohn has been on the bank's Board of Directors since day one and has served as Vice Chairman for 8 years. His leadership, banking knowledge, keen sense of legal matters and ability to prudently guide our Board are the attributes needed to serve our organization in this position. We look forward to Tom Pettyjohn's tenure in the years ahead as he leads our dynamic Board of Directors that continues to serve your interests and investment extremely well.

Additionally, we were very fortunate to add a new director last year - John R. Alford, Jr. Mr. Alford is a graduate of the University of Virginia and Washington and Lee

2009 *Highlights*

- First Quarter 2009- Bank of the James Financial Group, Inc. reported net income after tax of $194,000.
- Additional capital raised through capital note offerings in the amount of $7 million.
- 5% Stock Dividend declared in May 2009 - Sixth consecutive year.
- For third consecutive year, presented 18 scholarships to a senior from each of the region's high schools (both public and private) for good citizenship in honor of former board member Ron Dolan.
- Second Quarter 2009- Bank of the James Financial Group, Inc. reported net income after tax of $185,000.
- July 2009 – Grand Opening of the Altavista Office.
- July 2009 – Celebrated Our 10th Anniversary.
- Voted for third consecutive year – Best Community Bank by Lynchburg Living Magazine.
- BOTJ Mortgage Division has record revenue year.
- Fourth Quarter 2009- Bank of the James Financial Group, Inc. reported net income after tax of $183,000.

University School of Law and currently is a partner with the Lynchburg law firm of Caskie and Frost, PC. The Board looks forward to working with Mr. Alford as he serves on the Audit and Loan Committees.

Our Regional Advisory Boards of Directors in Amherst, Lynchburg, Bedford and now Altavista continue to represent us well in the region. We have surely been privileged enough to attract such a special group of community leaders and business people, and it has been a real pleasure to serve our bank with these outstanding folks. Thank you Advisory Board members.

Finally, we firmly believe that our best years are ahead as we continue to attract new quality business and employees alike. Our mission remains to be the pre-eminent financial institution in Region 2000 and we are well on our way, thanks to the incredible dedication and resolve of our team of employees. They are the ones that make it happen and I am inspired on a daily basis to be associated with each and every one of them. With a ten year track record of superior customer service and an amazing team of folks who truly care about their customers' success, I am excited about the future and I invite you to come experience our special brand of banking.

Thank you for your loyalty and support during the last ten years and we look forward to serving your banking needs in the years to come.

We invite you to attend our Annual Meeting of Shareholders on May 18, 2010 at 4 p.m. at Boonsboro Country Club, Lynchburg, Virginia.

Sincerely,



Robert R. Chapman III
President
Bank of the James Financial Group, Inc.

Mission, Vision and Values

Mission Statement

To be the pre-eminent financial institution in Region 2000
through superior customer service.

Vision

Bank of the James will be the financial institution of choice.

Employee Values

I will have a passion for Bank of the James.
Its customers
Its teammates
Its community
Its shareholders
I will add value. I will maintain confidentiality.
I will have ownership. I will be responsive.
I will be responsible.

Executive Officers

Robert R. Chapman III
President and Chief Executive Officer

Angelia R. Johnson
Executive Vice President and Retail Branch Administrator

J. Todd Scruggs
Executive Vice President and Chief Financial Officer

Harry P. "Chip" Umberger
Executive Vice President and Senior Credit Officer

Our Employees

Jared Anderson
Josie Arney
Fatima Asghar
Erin Balita
Fallon Berryman
Tiffany Bestwick
Lé Shea Bookman
Misty Bowyer
Phillip Brown
Frances Bryant
Rhonda Buracker
Susan Cabell
Garth Calhoun
Lynette Callands
Cathy Carter
Brian Cash
Bob Chapman
Daphne Chilton-Booker
Steven Cobb
Janey Coffey
Ashley Coffman
Darlene Coleman
Hazel Coleman
Jessica Collins
Stacy Cravens
Chantel Culpepper
Erin Curtis
Frieda Davis
Troy Deacon
Shirley Deen
Gerald Dewitt
Glenn Dillon
Angie Eagle
Rich Edwards
Sharon Edwards
Laurie Epperson
Jeremy Eubank
Angie Eubanks
Brandon Farmer
Carla Ferguson
Gloria Fore
Rita Formon
Greg Gilbert
Terra Gilbert
Kevin Gill
Jane Grant
Brenda Gray
Naomi Gray
Emanuel Guerreiro
Donna Guthrie
Shirley Hanks
Rita Harris
Betty Henderson
Kathleen Hoyt
Kellie Hudson
Debbie Hutcherson
Paula Ironmonger
Lauren Jahnke
Sharon Jefferson
Debbie Jennings
Angelia Johnson
Donna Johnson
Lewis Johnson
Tanita Johnson
Chuck Kenny
Angela Kirkland
Mike Kirkpatrick
Adele Krolewski
Sabrina Kyle
Brenda LaFrance
Sarah Lambert
Audrey Lee
Rebecca Lewis
Kathy Lifsey
Carrie Loring
Van Marks
Cindy Martin
Regina Matthewson
Christy Meadows
Sheila Middleton
Shirley Mikkelson
Renea Milam
Rhonda Mills
Patsy Minnix
Larry Montecino
Trisha Morcom
Randy Nexsen
Robin Nine
Leslie Pendleton
Margaret Perkey
Desiree Perkins
Linda Phelps
Claudia Pollard
Rosa Proctor
Allen Puckett
Jenny Reynolds
Katrina Rice
Frances Roberts
J. R. Rodes
Wilma Rucker
Chris Saunders
Todd Scruggs
Frank Sette
Brenda Smith
Vickie Spencer
Wade Stout
Brenda Stratton
Chris Taylor
Amy Tesi
Barbara Towler
Lisa Tuck
Chip Umberger
George Vaughan
Robert Walker
Tony Ware
Teresa Watson
Karen Webb
Karen Wilson
Jason Witt
Greg Wolfe
Lisa Wood
Debra Wright
Kay Wright

Board of Directors, Bank of the James Financial Group, Inc.

Lewis C. Addison
Senior Vice President and Chief Financial Officer
Centra, Inc.

John R. Alford, Jr.
Vice President/Partner
Caskie & Frost, P.C.

William C. Bryant III
President and Owner
The Counts Realty and Auction Group

Robert R. Chapman III
President and Chief Executive Officer, Bank of the James
President, Bank of the James Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company, Inc.

James F. Daly
Vice President
Daly Seven, Inc.

Watt R. Foster, Jr.
President and Chief Executive Officer
Foster Fuels, Inc.

Donald M. Giles
Chairman
Moore and Giles, Inc.

Augustus A. Petticolas, Jr., DDS
Dr. Augustus A. Petticolas, Jr. General Dentistry
Vice Chairman, Board of Directors
Bank of the James and
Bank of the James Financial Group, Inc.

Thomas W. Pettyjohn, Jr.
Investment Advisor, Davidson & Garrard, Inc.
Chairman, Board of Directors
Bank of the James and
Bank of the James Financial Group, Inc.

J. Todd Scruggs
Executive Vice President and Chief Financial Officer
Bank of the James
Secretary and Treasurer
Bank of the James Financial Group, Inc.

Dr. Richard R. Zechini
President, Richard R. Zechini, D.D.S., Ltd.

Altavista Advisory Board

Charles R. Edwards
MidAtlantic Printing

Rita T. English
English's, Inc.

Ralph M. Farmer
Ralph M. Farmer Painting & Wallpaper

Kenneth D. Hutcherson
Retired Businessman/Farming

Robert L. Jennings
Retired Banker

Madeline C. Key
Retired Educator

J. Michael Kinlaw
Kinlaw Insurance Agency

Walter L. Maddy
Abbott Nutrition

Michael E. Mattox
E & S Market

Muriel D. Payne
Altavista Transfer

Aubrey J. Rosser, Jr.
Attorney At Law

Dr. Ralph C. Slusher
Retired Physician

Donald G. Wilkerson
Campbell County Technical Center

Amherst Advisory Board

Leif Aagaard, Jr.
Vice President
BMS Direct

Leon M. Clark
Shift Supervisor and Service Representative
Greif Brothers

J. Paul Kilgore, Jr.
Real Estate Broker
Montague Miller and Company Realtors

Ruth E. Martineau
Co-owner of Martineau, Inc.
Senior Integrated Media Manager – Journal Communications

Marshall A. Mays, Jr.
President
Mays Farm Service Co., Inc.

Kerry D. Scott
President, Narrow Gate Tack, Inc.
Program Manager, MAS Labor H-2A, LLC

J. Thompson Shrader
Attorney At Law
J. Thompson Shrader & Associates, P.C.

Amherst Advisory Board continued

Rachel E. Thompson
Practice Manager
Douglas L. Thompson, CPA PLLC

Harold W. Woody
Retired Banker
General Manager, Winton Country Club

Bedford Advisory Board

Anthony D. Bailey, DDS
Dentist

G. Carl Boggess
County Attorney
Bedford County

Sheriff Michael J. Brown, ret. U.S. Treasury
Sheriff, Bedford County

T. Henry Clarke IV
Attorney

Sue P. Hillsman
Owner, Hillsman Properties

W. Courtney Holdren
Agency Principal
Holdren, Eubank and Stanley Insurance

Michael T. Laughon
Vice President
Laughon and Johnson, Inc.

Gary M. Lowry
Manager
Bridge School

Dr. William O. McCabe
Retired Physician

Michael C. Moldenhauer
Retired President
Sam Moore Furniture

Michael F. Moorman
Retired Chairman and CEO
Peebles Department Stores, Inc.

Thomas E. Reynolds, Jr.
President
Diversified Management Services, Inc.

Dr. H. Paul Rhodes
Physician

Willard D. "Skip" Tharp
Chairman of the Board
Tharp Funeral Home & Crematory

Lynchburg Advisory Board

Paul R. Denham
Executive Vice President
Southern Air, Inc.

Robert L. Driskill, MD
Radiation Oncology Associates of Lynchburg, Inc.

Gina Dolan-Sewell
Executive Vice President
Colonial Brokerage House, Inc.

Robert L. Hiller
President
Commercial Glass & Plastics, Inc.

Arelia S. Langhorne
Arelia S. Langhorne Attorney and Counselor At Law

Lydia K. Langley
Owner
Langley Properties

Terry L. Marsh
President
Lewis Marsh & Associates, Inc.

Roy A. Roberson, Jr.
Owner
Roberson Financial Services

Richard J. Sterne III, DDS
Dentist
Orthodontic Arts

Daniel R. Taylor
Owner
Kidd's Services

Edward R. Turner
Owner/Agent
New York Life Insurance

The History of Bank of the James

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiary, Bank of the James. The Bank began operations on July 22, 1999 and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc. is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home.

We believe that local banking is essential for maintaining the economic vitality and the quality of life in this great region. Our dedication and commitment to service is the foundation that our company has been built on.

The Bank offers a broad range of competitive financial products and operates nine full- service banking offices and a mortgage division, Bank of the James Mortgage, in the greater Region 2000 community. The bank also offers investment services through a wholly owned subsidiary of Bank of the James Financial Group, Inc., BOTJ Investment Group, Inc.; and insurance services and products through BOTJ Insurance, Inc.

As of December 31, 2009, Bank of the James had 120 employees, approximately 3,015 shareholders and assets of $437,681,000.

Office Locations

Lynchburg Locations

Main Office
828 Main Street Lynchburg, VA 24504
(434) 846-2000
1-877-266-0765 toll free

Boonsboro Office
4935 Boonsboro Road, Lynchburg, VA 24503
(434) 384-8588

Chestnut Hill Office
5204 Fort Avenue, Lynchburg, VA 24502
(434) 237-1144

Church Street Office
615 Church Street, Lynchburg, VA 24504
(434) 846-7285

Forest Office
17000 Forest Road, Suite A, Forest, VA 24551
(434) 534-8080

Madison Heights Office
4698 S. Amherst Highway, Madison Heights, VA 24572
(434) 846-8887

Regional Offices

Altavista Office
1110 Main Street, Altavista, VA 24517
(434) 369-7300

Amherst Office
164 S. Main Street, Amherst, VA 24521
(434) 946-9777

Bedford Office
1405 Ole Dominion Blvd., Bedford, VA 24523
(540) 587-8646

Bank of the James Mortgage
17000 Forest Road, Suite B, Forest, VA 24551

Smith Mountain Lake Office
1152 Hendricks Store Road, Moneta, VA 24121
(434) 534-8090

BOTJ Insurance, Inc.
615 Church Street, Lynchburg, VA 24504
(434) 846-2646

BOTJ Investment Group, Inc.
615 Church Street, Lynchburg, VA 24504
(434) 846-2279

Financial Products and Services

Personal Banking Products
Jefferson Checking
Interest Checking
50 Plus Checking
James River Checking
Shareholder Checking
Blue Ridge Money Market
Peaks Savings
Statement and Minor Savings
Health Savings Accounts
Certificates of Deposit
Individual Retirement Accounts
Consumer Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Christmas Clubs
Visa Debit and Credit Cards
On-Line Banking with Bill Pay
Overdraft Checking Line of Credit

Business Banking
Business Economy Checking
Small Business Checking
Business Interest Checking for Sole Proprietors
Business Checking Analysis
IOLTA Accounts
Business Sweep Accounts
Remote Deposit Capture
ACH Origination (Payroll Direct Deposit)
Business Partners Program
Merchant Credit Card Services
On-Line Banking with Bill Pay
Business Installment Loans
Commercial Construction Loans
Commercial Lines of Credit
Commercial Mortgages
Corporate Christmas Club Accounts

Mortgage Programs
Conventional –Fixed Rate Loans
Conventional – Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
USDA Loans
Refinancing Options

Investment Products*
Investment Advisory Services
Mutual Funds
Fixed and Variable Annuities
Individual Stocks and Bonds
Retirement Plan Rollovers
Roth, SEP's and Traditional IRA's
Brokered Certificates of Deposits

Insurance Products**
Life Insurance
Disability Insurance
Long Term Care Insurance
Medical Supplement Insurance
Annuities
Loan Protection Insurance

Additional Products/Services
TeleBanc - Telephone Banking
Coin Counting
Wire Transfers
Direct Deposit
Safe Deposit Boxes
24-Hour Banking/ATM's
Traveler's Checks
Cashier's Checks
Notary Service
Savings Bonds/Bond Redemption

* Securities (1) are not deposits of this institution; (2) are not guaranteed by the FDIC or any other government agency; (3) are not obligations of, or guaranteed by, any financial institution; and (4) involve investment risk, including the potential for fluctuations in investment return and the potential loss of principal.

** The insurance product is not a deposit or other obligation of, or guaranteed by, the bank, or an affiliate of the bank. The insurance product is not insured by the FDIC or any other U.S. government agency, the bank, or an affiliate of the bank. The insurance product, if applicable, has investment risk, including the possible loss of value. Insurance products are underwritten by a third party insurance company.

Bank of the James, Bank of the James Financial Group, Inc., BOTJ Investment Group, Inc., and BOTJ Insurance, Inc., are Equal Opportunity Employers.

Bank of the James is an Equal Housing Lender.

Bank of the James is a member of the Federal Deposit Insurance Corporation.


EQUAL HOUSING
LENDER

Member FDIC


Bank of The James
FINANCIAL GROUP, INC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and fair presentation of the financial statements included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Financial's internal control over financial reporting includes those policies and procedures that pertain to Financial's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that Financial's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of Financial's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Financial's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Financial to provide only management's report in the annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of Financial's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent auditor and approves decisions regarding the appointment or removal of Financial's Internal Auditor. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of Financial in addition to reviewing Financial's financial reports. The independent auditors and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Robert R. Chapman III
President
March 26, 2010

J. Todd Scruggs
Secretary-Treasurer (Principal Financial Officer)
March 26, 2010


Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Bank of the James Financial Group, Inc. and Subsidiaries
Lynchburg, Virginia

We have audited the accompanying consolidated balance sheets of Bank of the James Financial Group, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Bank of the James Financial Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2009 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 26, 2010

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

	December 31,	
Assets	2009	2008
Cash and due from banks	$ 10,074	$ 10,584
Federal funds sold	21,231	5,241
Total cash and cash equivalents	31,305	15,825
Securities held-to-maturity (fair value of $15,277 in 2009 and $6,039 in 2008)	15,550	5,994
Securities available-for-sale, at fair value	45,239	16,136
Restricted stock, at cost	2,315	2,059
Loans, net of allowance for loan losses of $4,288 in 2009 and $2,859 in 2008	318,452	274,890
Premises and equipment, net	10,458	7,672
Interest receivable	2,179	1,624
Cash value – bank owned life insurance	5,125	-
Other real estate owned	666	81
Other assets	6,392	4,324
Total Assets	$ 437,681	$ 328,605
Liabilities and Stockholders' Equity		
Deposits		
Non-interest bearing demand	$ 42,112	$ 35,778
NOW, money market and savings	245,066	127,341
Time	88,594	104,992
Total deposits	375,772	268,111
Repurchase agreements	10,710	14,339
Federal Home Loan Bank borrowings	20,000	21,000
Capital notes	7,000	-
Interest payable	200	302
Other liabilities	274	218
Total liabilities	$ 413,956	$ 303,970
Commitments and contingencies		
Stockholders' equity		
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 2,990,788 shares in 2009 and 2,810,255 shares in 2008	$ 6,400	$ 6,014
Additional paid-in-capital	20,765	19,473
Retained earnings (deficit)	(2,938)	(776)
Accumulated other comprehensive (loss)	(502)	(76)
Total stockholders' equity	$ 23,725	$ 24,635
Total liabilities and stockholders' equity	$ 437,681	$ 328,605

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share and per share amounts)

	Years Ended December 31,	
Interest and Dividend Income	2009	2008
Loans	$ 18,434	$ 16,656
Securities		
US agency obligations	1,725	805
Mortgage backed	47	705
Tax-exempt municipals	89	42
Dividends	42	73
Corporates	212	294
Federal funds sold	32	19
Total interest income	$ 20,581	$ 18,594
Interest Expense		
Deposits		
NOW, money market and savings	$ 4,845	$ 1,779
Time Deposits	3,321	5,304
Federal funds purchased	-	99
Federal Home Loan Bank borrowings	578	477
Repurchase agreements	195	359
Capital notes	313	-
Total interest expense	$ 9,252	$ 8,018
Net interest income	$ 11,329	$ 10,576
Provision for loan losses	4,151	1,355
Net interest income after provision for loan losses	$ 7,178	$ 9,221
Other operating income		
Mortgage fee income	$ 1,357	$ 1,183
Service charges and fees	986	1,036
Other	609	405
Gain (loss) on sale of available-for-sale securities	6	(1,670)
Total other operating income	$ 2,958	$ 954
Other operating expenses		
Salaries and employee benefits	$ 5,461	$ 5,290
Occupancy	886	747
Equipment	1,047	983
Supplies	374	382
Professional, data processing and other outside expenses	1,424	1,295
Marketing	290	387
Credit expense	351	234
Loss (gain) on sale of assets	38	(5)
Amortization of tax credit investment	196	785
Other	1,406	715
Total other operating expenses	$ 11,473	$ 10,813

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share and per share amounts)

(Loss) before income taxes	$ (1,337)	$ (638)
Income tax (benefit)	(695)	(862)
Net Income (loss)	$ (642)	$ 224
Income (loss) per common share – basic	$ (0.22)	$ 0.08
Income (loss) per common share – diluted	$ (0.22)	$ 0.07

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Total Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Compre-hensive (Loss)	Total
Balance at December 31, 2007	2,556,898	$ 5,472	$ 15,995	$ 3,064	$ (7)	$ 24,524
Net income	-	-	-	224	-	224
Changes in unrealized losses on securities available-for-sale net of deferred taxes of $605	-	-	-	-	(1,171)	(1,171)
Reclassification adjustment for losses included in net income, net of income tax benefit of $568	-	-	-	-	1,102	1,102
Comprehensive Income						155
10% Stock dividend	255,196	546	3,518	(4,064)	-	-
Exercise of stock options	2,496	5	5	-	-	10
Stock compensation expense	-	-	7	-	-	7
Acquisition of common stock	(4,335)	(9)	(52)	-	-	(61)
Balance at December 31, 2008	2,810,255	$ 6,014	$ 19,473	$ (776)	$ (76)	$ 24,635
Net loss	-	-	-	(642)	-	(642)
Changes in unrealized (losses) on securities available-for-sale net of deferred taxes of $216	-	-	-	-	(422)	(422)
Reclassification adjustment for gains included in net income (loss), net of income tax expense of $2	-	-	-	-	(4)	(4)
Comprehensive (loss)						(1,068)
5% Stock dividend	140,702	301	1,219	(1,520)	-	-
Exercise of stock options	39,831	85	68	-	-	153
Stock compensation expense	-	-	5	-	-	5
Balance at December 31, 2009	$ 2,990,788	$ 6,400	$ 20,765	$ (2,938)	$ (502)	$ 23,725

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31, 2009	2008
Cash flows from operating activities		
Net income (loss)	$ (642)	$ 224
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	867	757
Net amortization and accretion of premiums and discounts on securities	527	9
(Gain) loss on sale of available-for-sale securities	(6)	1,670
Provision for loan losses	4,151	1,355
Loss (gain) on sale of other assets	38	(5)
Stock compensation expense	5	7
Deferred income tax (benefit)	(536)	(487)
Amortization of tax credit investment	196	785
(Increase) in interest receivable	(555)	(109)
(Increase) in other assets	(2,800)	(625)
(Increase) decrease in income taxes receivable	543	(1,171)
(Decrease) in interest payable	(102)	(103)
Increase (decrease) in other liabilities	56	(58)
Net cash provided by operating activities	$ 1,743	$ 2,249
Cash flows from investing activities		
Purchases of securities held-to-maturity	$ (16,194)	$ -
Proceeds from maturities and calls of securities held-to-maturity	6,500	500
Purchases of securities available-for-sale	(58,214)	(20,904)
Proceeds from maturities and calls of securities available-for-sale	12,744	9,046
Purchases of bank owned life insurance	(5,000)	-
Proceeds from sale of securities available-for-sale	15,338	19,671
Purchase of restricted stock	(256)	(1,073)
Origination of loans, net of principal collected	(47,713)	(52,223)
Purchases of premises and equipment	(3,653)	(2,425)
Purchase of historic and new market tax credits	-	(2,280)
Proceeds from sale of other assets	-	403
Net cash used in investing activities	$ (96,448)	$ (49,285)
Cash flows from financing activities		
Net increase in deposits	$ 107,661	$ 39,388
Net (decrease) in federal funds purchased	-	(5,587)
Net increase (decrease) in repurchase agreements	(3,629)	3,797
Net increase (decrease) in Federal Home Loan Bank advances	(1,000)	21,000
Acquisition of common stock	-	(61)
Proceeds from exercise of stock options	153	10
Proceeds from sale of senior capital notes	7,000	-
Net cash provided by financing activities	$ 110,185	$ 58,547
Increase in cash and cash equivalents	15,480	11,511

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

(dollars in thousands)

Cash and cash equivalents at beginning of period	$ 15,825	$ 4,314
Cash and cash equivalents at end of period	$ 31,305	$ 15,825
Non cash transactions		
Transfer of loans to foreclosed assets	$ 2,991	$ 506
Transfer from foreclosed assets to premises and equipment	2,215	-
Fair value adjustment for securities	$ (644)	$ (106)
Cash transactions		
Cash paid for interest	$ 9,354	$ 8,121
Cash paid for taxes	-	809

See notes to the consolidated financial statements

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(dollars in thousands, except share and per share data)

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank") and through BOTJ Investment Group, Inc. ("BOTJIG"), a wholly-owned investment services firm operating from an office within the Bank branch located at 615 Church Street in Lynchburg. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and BOTJIG, and of such other subsidiaries as it may acquire or establish. The Bank also operates a wholly owned subsidiary BOTJ Insurance, Inc, ("BOTJ-Ins") also located at 615 Church Street.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell (which includes the Town of Altavista) and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's nine locations consist of four in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, one in the Town of Amherst, Virginia, one in the City of Bedford, Virginia, and one in the Town of Altavista, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, other-than-temporary impairments of securities, and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) we intend to sell the security or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If however, we do not intend to sell the security and it is not more-than-likely that we will be required to sell the security before recovery, we must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

Note 2 - Summary of significant accounting policies (continued)

For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in income. We regularly review each security for other-than-temporary impairment based on criteria that include the extent to which costs exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity and the likelihood that we could be required to sell the security before recovery.

Restricted investments

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLBA), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLBA, which are carried at cost. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. The Bank also maintains stock ownership in Community Bankers' Bank (CBB). The investment in CBB is minimal and is not mandated but qualifies the Bank for preferred pricing on services offered by CBB.

Loans

Financial grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current (within 90 days past due) and future payments are reasonably assured.

Allowance for loan loss

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan or discounted cash flows is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 2 - Summary of significant accounting policies (continued)

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by evaluating the fair value of the underlying collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Financial does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property, equipment and depreciation

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Foreclosed properties

Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations.

Stock options

Current accounting guidance requires the costs resulting from all share-based payments to employees be recognized in the financial statements. Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

1. Dividend yield – calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;
2. Expected life (term of the option) – based on the average of the contractual life and vesting schedule for the respective option;
3. Expected volatility – based on the monthly historical volatility of Financial's stock price over the expected life of the options;
4. Risk-free interest rate – based on the 10 year U.S. Treasury yield on the day of grant.

For the years ended December 31, 2009 and 2008, Financial recognized stock-based compensation expense of $5 and $7 respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the year ended December 31, 2008; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 3.95%, and expected lives of 7 years. There were no options granted in 2009.

Earnings per share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, a well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Reclassification

Certain 2008 amounts have been reclassified to conform to the 2009 presentation.

Comprehensive income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $187 and $290 for 2009 and 2008, respectively.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1,866 and $1,572 for the weeks including December 31, 2009 and 2008, respectively.

(dollars in thousands, except share and per share data)

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2009			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$ 15,550	$ -	$ (273)	$ 15,277
Available-for-sale				
U.S. agency obligations	$ 38,958	$ 37	$ (553)	$ 38,442
Mortgage-backed securities	220	-	(7)	213
Municipals	3,822	11	(211)	3,622
Corporates	2,999	11	(48)	2,962
	$ 45,999	$ 59	$ (819)	$ 45,239

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$ 5,994	$ 45	$ -	$ 6,039
Available-for-sale				
U.S. agency obligations	$ 6,994	$ 243	$ -	$ 7,237
Mortgage-backed securities	5,057	27	(54)	5,030
Municipals	718	2	(26)	694
Corporates	3,483	25	(333)	3,175
	$ 16,252	$ 297	$ (413)	$ 16,136

Temporarily Impaired Securities

The following tables show the gross unrealized losses and fair value of the Bank's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008:

(dollars in thousands, except share and per share data)

Note 4 - Securities (continued)

December 31, 2009	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 46,851	$ 826	$ -	$ -	$ 46,851	$ 826
Mortgage-backed securities	-	-	213	7	213	7
Corporates	1,454	12	997	36	2,451	48
Municipals	2,910	194	222	17	3,132	211
Total temporarily impaired securities	$ 51,215	$ 1,032	$ 1,432	$ 60	$ 52,647	$ 1,092

December 31, 2008	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 2,681	$ 42	$ 298	$ 12	$ 2,979	$ 54
Corporates	-	-	1,690	333	1,690	333
Municipals	-	-	214	26	214	26
Total temporarily impaired securities	$ 2,681	$ 42	$ 2,202	$ 371	$ 4,883	$ 413

U.S. agency obligations. The unrealized losses on the 34 investments in U.S. agency obligations were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Each of these 34 investments carries an investment grade rating of AAA.

Mortgage-backed securities. The unrealized losses on the two investments in mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Bank's investment. Each of these 2 investments carries an investment grade rating of AAA.

(dollars in thousands, except share and per share data)

Note 4 – Securities (continued)

Corporates. The unrealized losses on the two investments in corporate bonds relates to companies within the financial services sector. The unrealized losses are primarily attributable to interest rate increases and recent decreases in profitability within the overall industry. The securities maintain an S&P rating of at least A and the contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments.

Municipals. The unrealized losses on the six investments in municipal obligations were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Each of these 6 investments carries an investment grade rating of AA or above.

Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

The amortized costs and fair values of securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less				
Due after one year through five years	$ -	$ -	$ 1,215	$ 1,200
Due after five years through ten years	2,092	2,091	14,861	14,685
Due after ten years	13,458	13,186	29,923	29,354
	$ 15,550	$ 15,277	$ 45,999	$ 45,239

The Bank sold $15,338 of securities available-for-sale in 2009 with net realized gains totaling $6. The Bank sold $19,671 of securities available-for-sale in 2008 with net realized losses on the sales totaling $1,670.

The amortized costs of securities pledged as collateral for public deposits and other short term borrowings were approximately $16,095 and $16,706 (fair value of $15,876 and $16,931) at December 31, 2009 and 2008, respectively.

The Bank's investment in Federal Home Loan Bank ("FHLB") stock totaled $1,537 at December 31, 2009. FHLB stock is generally viewed as a long-term investment and as a restricted investment security, which is carried at cost, because there is no market for the stock, other than the FHLBs or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. Despite the FHLB's temporary suspension of repurchases of excess capital stock in 2009, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2009 and no impairment has been recognized. FHLB stock is shown in restricted stock on the balance sheet and is not a part of the available-for-sale securities portfolio.

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses

A summary of loans, net is as follows:

	December 31,	
	2009	2008
Commercial loans	$ 60,045	$ 52,842
Real estate – construction	32,149	43,507
Real estate – residential	169,220	136,850
Installment and other	61,326	44,550
Total loans	322,740	277,749
Less allowance for loan losses	4,288	2,859
Net loans	$ 318,452	$ 274,890

The activity in the allowance for loan losses for 2009 and 2008 is summarized as follows:

	2009	2008
Balance at beginning of period	$ 2,859	$ 2,146
Provision charged to operations	4,151	1,355
Loan charge-offs	(2,797)	(689)
Loan recoveries	75	47
Balance at end of period	$ 4,288	$ 2,859

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)
The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2009 and 2008:

	Impaired & Non-Accrual Loans At December 31,	
	2009	2008
Impaired loans without a valuation allowance	$ 28,689	$ 8,006
Impaired loans with a valuation allowance	14,938	10,375
Total impaired loans	$ 43,627	$ 18,381
Valuation allowance related to impaired loans	$ 2,081	$ 1,441
Total non-accrual loans (including inpaired loans)	$ 5,687	$ 3,859
Total loans past due ninety days or more and still accruing	$ -	$ -

If interest on the non-accrual loans had been accrued, such income would have approximated $693 and $242 for 2009 and 2008, respectively.

	Average Investment in Impaired Loans Years Ended December 31,	
	2009	2008
Average investment in impaired loans	$ 30,642	$ 15,703
Interest income recognized on impaired loans	$ 2,039	$ 860
Interest income recognized on a cash basis on impaired loans	$ 1,932	$ 786

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2009 and 2008 were $3,096 and $2,579 respectively. During 2009, new loans and advances amounted to $1,861 and repayments amounted to $1,344.

The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

(dollars in thousands, except share and per share data)

Note 6 - Premises and equipment

Property and equipment at December 31, 2009 and 2008 are summarized as follows:

	December 31,	
	2009	2008
Land	$ 3,620	$ 542
Building and improvements	5,026	3,113
Construction in progress	0	1,803
Furniture and equipment	5,626	5,179
Leasehold improvements	1,466	1,450
	15,738	12,087
Less accumulated depreciation	5,280	4,415
Net property and equipment	$ 10,458	$ 7,672

Total depreciation expense for the years ended December 31, 2009 and 2008 was $867 and $757, respectively.

Note 7 - Deposits

A summary of deposit accounts is as follows:

	December 31,	
	2009	2008
Demand		
Non-interest bearing	$ 42,112	$ 35,778
Interest bearing	49,503	41,699
Savings	195,563	85,642
Time, $100,000 or more	31,891	69,422
Other time	56,703	35,570
	$ 375,772	$ 268,111

(dollars in thousands, except share and per share data)

Note 7 - Deposits (continued)

At December 31, 2009 maturities of time deposits are scheduled as follows:

Year Ending December 31,	Amount
2010	$ 59,118
2011	11,324
2012	6,248
2013	2,164
2014	9,740
	$ 88,594

The Bank held related party deposits of $4,537 and $5,824 at December 31, 2009 and 2008, respectively.

Note 8 – Capital notes

Financial has issued capital notes in the amount $7,000 (the "Notes"). The Notes bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment on the Notes was due on July 1, 2009 and the second payment was due on October 1, 2009. No principal payments are due until the Notes mature on April 1, 2012. On the Maturity Date the principal and all accrued but unpaid interest on the Notes will be due and payable.

Note 9 – Other borrowings

Short-term borrowings consist of the following at December 31, 2009 and 2008:

	2009	2008
Securities sold under agreements to repurchase	$ 10,710	$ 14,339
Interest rate	1.54%	2.56%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. Customer repurchase agreements are unsecured and guaranteed by the full faith and credit of the Bank.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000; Suntrust Bank, $3,000; and Compass Bank, $2,250. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. No amounts were outstanding on these lines as of December 31, 2009.

(dollars in thousands, except share and per share data)

Note 9 – Other borrowings (continued)

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $85,290 as of September 30, 2009, the most recent calculation. Of this amount the Bank has borrowed $20,000 under the following terms:

	Amount	Type	Rate	Maturity Date
	$ 10,000	Fixed rate hybrid	2.700%	2/5/2010
	3,000	Fixed rate credit	3.410%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
	5,000	Convertible 4/15/2010	2.360%	4/15/2013
Total	$ 20,000	Weighted average rate	2.830%	

Note 10 - Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2006.

Income tax expense (benefit) attributable to income before income tax expense (benefit) is summarized as follows:

	December 31, 2009	December 31, 2008
Current federal income tax expense	$ 14	$ 259
Deferred federal income tax (benefit)	(536)	(487)
Tax credits	(173)	(634)
Income tax (benefit)	$ (695)	$ (862)

Income tax expense (benefit) differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense (benefit) as a result of the following:

	2009	2008
Computed "expected" income tax (benefit)	$ (455)	$ (217)
Increase (reduction) in income tax resulting from:		
Non-taxable income	(70)	(13)
Non-deductible expenses	3	2
Tax credits	(173)	(634)
Income tax (benefit)	$ (695)	$ (862)

(dollars in thousands, except share and per share data)

Note 10 - Income taxes (continued)

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2009	2008
Deferred tax assets		
Allowance for loan losses	$ 1,077	$ 736
Unrealized loss on available-for-sale securities	259	39
Charitable contributions	11	9
Carryover of tax credits	525	436
Gross deferred tax assets	1,872	1,220
Deferred tax liability		
Depreciation	134	238
Prepaid expenses	16	16
Gross deferred tax liability	150	254
Net deferred tax asset	$ 1,722	$ 966

Note 11 – Earnings (loss) per share (EPS)

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. All amounts have been restated for the 5% stock dividend in 2009 and the 10% stock dividend paid in 2008.

The basic and diluted earnings per share calculations are as follows:

	2009	2008
Numerator:		
Net income (loss) available to stockholders	$(642)	$ 224
Basic EPS weighted average shares outstanding	2,960,565	2,949,909
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	-	72,516
Diluted EPS weighted-average shares outstanding	2,960,565	3,022,425
Basic earnings (loss) per share	$ (0.22)	$ 0.08
Diluted earnings (loss) per share	$ (0.22)	$ 0.07

(dollars in thousands, except share and per share data)

Note 11 – Earnings (loss) per share (EPS) (continued)

There were 80,080 shares excluded from the 2008 earnings per share calculation because their effects were anti-dilutive. In 2009, all 290,496 option shares were excluded from the 2009 earnings per share calculation because their effects were anti-dilutive.

Note 12 – Defined contribution benefit plan

The Company adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the internal revenue Code, whichever is less. In 2009, the Company made a matching contribution to the plan in the amount of 50% of the first 6% of the elective contributions made by the participants for the months of January and February. Effective March 1, 2009, the Company suspended the matching contributions. In 2008, the Company made a matching contribution to the plan in the amount of 50% of the first 6% of the elective contributions made by the participants. The Company's expense for the plan totaled $15 and $99 for 2009 and 2008, respectively.

Note 13 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. In 2008 and 2009, stock dividends of 10% and 5% respectively were declared affecting the aforementioned grants retroactively. The ability to grant shares under the 1999 Stock Option Plan expired on October 21, 2009. The plan expired with 25,832 shares not granted.

Stock option plan activity for the year ended December 31, 2009 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of in-the-money options (Aggregate Intrinsic Value)
Options outstanding, January 1, 2009	333,923	$8.20		
Granted	-	-		
Exercised	(39,831)	3.84		
Forfeited	(3,596)	11.88		
Options outstanding, December 31, 2009	290,496	$8.76	4.14	$248
Options exercisable, December 31, 2009	289,656	$8.74	4.12	$248

Note 13 – Stock option plan (continued)

The total approximate value of in-the-money options exercised during 2009 was $142. As of December 31, 2009, there was approximately $2 of total unrecognized compensation expense related to non vested option awards which will be recognized over the remaining service period.

The following is summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

Options Outstanding and Exercisable					
Range of Exercise Prices			Number of Options	Remaining Contractual Life	Weighted Average Exercise Price
$4.20	to	$4.29	55,947	1.5 years	$4.25
$5.72	to	$8.50	105,882	3.7 years	$7.33
$10.50	to	$12.60	124,445	5.6 years	$11.79
$13.81	to	$15.58	4,222	7.1 years	$14.95
$4.20	to	$15.58	290,496	4.1 years	$8.76

Note 14 – Stockholders' equity

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147 (net of costs and expenses of $106).

As a result of these two equity offerings, the Note offering and funds generated from operations, Financial and the Bank currently have sufficient liquidity and capital with which to operate.

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare. As of December 31, 2009, Financial was unable to transfer funds from Financial's Bank subsidiary to Financial in order to pay cash dividends without prior regulatory approval, primarily because of the year-to-date net loss position of the Bank which lead to the decrease in the Bank's retained earnings.

On May 20, 2008, the Board of Directors of the Company declared a 10% stock dividend. The stock dividend was paid on July 22, 2008 to shareholders of record June 17, 2008. Following the stock dividend, the number of outstanding shares increased by 255,196. The dividend required a reclassification of retained earnings effective May 20, 2008 in the amount of $4,064. Of this amount, $546 was reclassified as common stock and $3,518 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

On May 19, 2009, the Board of Directors of the Company declared a 5% stock dividend. The stock dividend was paid on July 21, 2009 to shareholders of record June 16, 2009. Following the stock dividend, the number of outstanding shares increased by 140,702. The dividend required a reclassification of retained earnings effective May 19, 2009 in the amount of $1,520. Of this amount, $301 was reclassified as common stock and $1,219 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

Note 15 - Regulatory matters (all amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative

Note 15 - Regulatory matters (all amounts in thousands) (continued)

measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2009 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2009 and 2008 are also presented in the table below, dollars are in thousands.

As of December 31, 2009, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The capital ratios for the Bank for 2009 and 2008 are set forth in the following table:

	December 31, 2009 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$33,926	10.51%	$25,813	>8.00%	$32,266	>10.00%
Tier I capital (to risk-weighted assets)	$29,890	9.26%	$12,906	>4.00%	$19,360	>6.00%
Tier I capital (leverage) (to average assets)	$29,890	6.89%	$17,364	>4.00%	$21,706	>5.00%

	December 31, 2008 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$27,114	10.03%	$21,636	>8.00%	$27,045	>10.00%
Tier I capital (to risk-weighted assets)	$24,255	8.97%	$10,818	>4.00%	$16,227	>6.00%
Tier I capital (leverage) (to average assets)	$24,255	7.48%	$12,975	>4.00%	$16,219	>5.00%

Note 15 - Regulatory matters (all amounts in thousands) (continued)

The above tables set forth the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

Note 16 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The original lease for 615 Church Street expired on July 31, 2009. On August 1, 2009, the Bank elected to enter into a new 10 year lease for this property. The Bank has 9.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 33% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 15.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $1,837.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 11 years remaining on this lease including option periods.

In September 2008, the Bank entered into a lease agreement for a potential future branch facility located at 1152 Hendricks Store Road, Moneta, Virginia. The initial term of the lease is five years with one five year renewal option for a total of 10 years. The property is currently being utilized as a seasonal mortgage origination office. The Bank has 3.6 years remaining on the initial five year term of the lease.

Rental expenses under operating leases were $312 and $276 for the years ended December 31, 2009 and 2008, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2009 are as follows:

Year Ending	Amount
2010	$ 414
2011	459
2012	469
2013	476
2014	355
Thereafter	921
	$ 3,094

Note 17 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

(dollars in thousands, except share and per share data)

Note 17 - Financial instruments with off-balance-sheet risk (continued)

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

	Contract Amounts at December 31,	
	2009	2008
Commitments to extend credit	$ 46,609	$ 44,248
Standby letters of credit	$ 1,496	$ 3,282

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 18 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. At December 31, 2009 accounts at this institution were 100% secured by the Federal Deposit Insurance Corporation as a result of the temporary FDIC insurance limit increases promulgated by the Emergency Economic Stabilization Act of 2008. Uninsured balances were approximately $180 and $1,835, which consisted of the total balances in 2 accounts at the Federal Home Loan Bank of Atlanta, at December 31, 2009 and 2008, respectively.

Note 19 – Fair Value Measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

(dollars in thousands, except share and per share data)

Note 19 – Fair Value Measurements (continued)

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.

The following table summarizes the Company's financial assets that were measured at fair value on a recurring basis during the period.

		Carrying Value at December 31, 2009		
Description	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 45,239	$ -	$ 45,239	$ -

		Carrying Value at December 31, 2008		
Description	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 16,136	$ -	$ 16,136	$ -

(dollars in thousands, except share and per share data)

Note 19 - Fair Value Measurements (continued)

Impaired loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probably that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair valued is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Operations.

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. The following table summarizes the Company's impaired loans and OREO measured at fair value on a nonrecurring basis during the period.

		Carrying Value at December 31, 2009		
Description	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 12,857	$ -	$ 2,636	$ 10,221
Other real estate	$ 666	$ -	$ -	$ 666

		Carrying Value at December 31, 2008		
Description	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 8,934	$ -	$ 8,247	$ 687
Other real estate	$ 81	$ -	$ -	$ 81

(dollars in thousands, except share and per share data)

Note 19 - Fair Value Measurements (continued)

Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

Fair values of securities, excluding Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Bankers' Bank stock are based on quoted market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits

Fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair value.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Off-balance sheet credit-related instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2009 and 2008 and therefore are not included in the table below.

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 10,074	$ 10,074	$ 10,584	$ 10,584
Federal funds sold	21,231	21,231	5,241	5,241
Securities				
Available-for-sale	45,239	45,239	16,136	16,136
Held-to-maturity	15,550	15,277	5,994	6,039
Loans, net	318,452	320,936	274,890	279,151
Interest receivable	2,179	2,179	1,624	1,624

(dollars in thousands, except share and per share data)

Note 19 - Fair Value Measurements (continued)

Financial liabilities				
Deposits	$ 375,772	$ 375,020	$ 268,111	$ 266,216
FHLB borrowings	20,000	20,250	21,000	21,090
Repurchase agreements	10,710	10,710	14,339	14,339
Capital notes	7,000	7,000	-	-
Interest payable	200	200	302	302

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 20 - Impact of Recently Issued Accounting Standards

In June 2009, FASB issued new accounting guidance related to U.S. GAAP (FASB ASC 105, Generally Accepted Accounting Principles). This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in FASB ASC has become nonauthoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC.

The Company adopted new guidance impacting Financial Accounting Standards Board Topic 805: Business Combinations (Topic 805) on January 1, 2009. This guidance requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

(dollars in thousands, except share and per share data)

Note 20 - Impact of Recently Issued Accounting Standards (continued)

In April 2009, the FASB issued new guidance impacting Topic 805. This guidance addresses application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance was effective for business combinations entered into on or after January 1, 2009. This guidance did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance impacting FASB Topic 820: Fair Value Measurements and Disclosures (Topic 820). This interpretation provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This also includes guidance on identifying circumstances that indicate a transaction is not orderly and requires additional disclosures of valuation inputs and techniques in interim periods and defines the major s ecurity types that are required to be disclosed. This guidance was effective for interim and annual periods ending after June 15, 2009, and should be applied prospectively. The additional disclosures required by this guidance are included in Note 19 to these consolidated financial statements. The adoption of the standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance impacting FASB Topic 320-10: Investments – Debt and Equity Securities. This guidance amends GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance was effective for interim and annual periods ending after June 15, 2009, with earlier adoption permitted for periods ending after March 15, 2009. The Company did not have any cumulative effect adjustment related to the adoption of this guidance.

In May 2009, the FASB issued new guidance impacting FASB Topic 855: Subsequent Events. This update provides guidance on management's assessment of subsequent events that occur after the balance sheet date through the date that the financial statements are issued. This guidance is generally consistent with current accounting practice. In addition, it requires certain additional disclosures. This guidance was effective for periods ending after June 15, 2009 and had no material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued new guidance impacting Topic 820. This guidance is intended to reduce ambiguity in financial reporting when measuring the fair value of liabilities. This guidance was effective for the first reporting period (including interim periods) after issuance and had no impact on the Company's consolidated financial statements.

In September 2009, the FASB issued new guidance impacting Topic 820. This creates a practical expedient to measure the fair value of an alternative investment that does not have a readily determinable fair value. This guidance also requires certain additional disclosures. This guidance is effective for interim and annual periods ending after December 15, 2009. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

In October 2009, the Securities and Exchange Commission issued Release No. 33-99072, Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers. Release No. 33-99072 delays the requirement for non-accelerated filers to include an attestation report of their independent auditor on internal control over financial reporting with their annual report until the fiscal years ending on or after June 15, 2010.

Accounting Standards Not Yet Effective

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated (ASU) 2009-16. The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have, if any, on its consolidated financial statements.

In June 2009, the FASB issued new guidance relating to the variable interest entities. The new guidance, which was issued as SFAS No. 167, Amendments to FASB Interpretation No. 46(R), was adopted into Codification in December 2009. The objective of the guidance is to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. SFAS No. 167 is effective as of January 1, 2010. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements.

(dollars in thousands, except share and per share data)

Note 20 - Impact of Recently Issued Accounting Standards (continued)

In October 2009, the FASB issued ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 amends Subtopic 470-20 to expand accounting and reporting guidance for own-share lending arrangements issued in contemplation of convertible debt issuance. ASU 2009-15 is effective for fiscal years beginning on or after December 15, 2009 and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company does not expect the adoption of ASU 2009-15 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash – a consensus of the FASB Emerging Issues Task Force. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The Company does not expect the adoption of ASU 2010-01 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-05, Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation. ASU 2010-05 updates existing guidance to address the SEC staff's views on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. The Company does not expect the adoption of ASU 2010-05 to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated financial statements.

Note 21 – Condensed Financial Statements of Parent Company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheets

	December 31,	
	2009	2008
Assets		
Cash	$ 915	$ 16
Taxes receivable	67	81
Investment in subsidiaries		
Bank of the James	29,388	24,179
BOTJ Investment Group, Inc.	355	359
Total investment in subsidiaries	29,743	24,538
Total assets	$ 30,725	$ 24,635

(dollars in thousands, except share and per share data)

Note 21 – Condensed Financial Statements of Parent Company (continued)

Liabilities and stockholders' equity		
Capital notes, 6% due 4/2012	$ 7,000	$ -
Common stock $2.14 par value	$ 6,400	$ 6,014
Additional paid-in-capital	20,765	19,473
Retained earnings (deficit)	(2,938)	(776)
Accumulated other comprehensive (loss)	(502)	(76)
Total stockholders' equity	$ 23,725	$ 24,635
Total liabilities and stockholders' equity	$ 30,725	$ 24,635

Statements of Operations

	YearsEndedDecember31,	
	2009	2008
Income	$ -	$ 1
Operating expenses		
Interest on capital notes	313	-
Legal and professional fees	93	89
Total expenses	$ (406)	$ (88)
Allocated income tax benefits	$ 138	$ 30
Loss before equity in undistributed income (loss) of subsidiaries	$ (268)	$ (58)
Equity in undistributed income (loss) - Bank of the James	$ (370)	$ 214
Equity in undistributed income (loss) - BOTJ Investment Group, Inc.	(4)	68
Net income (loss)	$ (642)	$ 224

(dollars in thousands, except share and per share data)

Note 21 – Condensed Financial Statements of Parent Company (continued)

Statements of Cash Flows

	Years Ended December 31,	
	2009	**2008**
Cash flows from operating activities		
Net income (loss)	$ (642)	$ 224
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Increase (decrease) in income taxes receivable	14	(28)
Equity in undistributed net (income) loss of Bank of the James	370	(214)
Equity in undistributed net (income) loss of BOTJ Investment Group, Inc.	4	(68)
Net cash used in operating activities	$ (254)	$ (86)
Cash flows from investing activities		
Capital contribution to subsidiary Bank of the James	$ (6,000)	$ -
Cash flows from financing activities		
Acquisition of common stock	-	(61)
Proceeds from issuance of stock under stock option plan	153	10
Proceeds from capital note issuance	7,000	-
Net cash provided by (used in) financing activities	$ 7,153	$ (51)
Increase (decrease) in cash and cash equivalents	899	(137)
Cash and cash equivalents at beginning of period	$ 16	$ 153
Cash and cash equivalents at end of period	$ 915	$ 16

Note 22 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. In the opinion of management, all subsequent events requiring recognition or disclosure have been included in these consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2009 and December 31, 2008

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its two subsidiaries, Bank of the James and BOTJ Investment Group, Inc., the discussion primarily concerns the business of these two subsidiaries. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and their divisions and subsidiaries as appropriate. The comparison of operating results for Financial between the years ended December 31, 2009 and 2008 should be read in the context of both the size and the relatively short operating history of the Bank.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. We conduct our primary operations through our wholly-owned subsidiary, Bank of the James (which we refer to as the "Bank"), including the Mortgage division (which we refer to as "Mortgage") and the Investment division (which we refer to as "Investment"), as well as a subsidiary of the Bank, BOTJ Insurance, Inc. (which we refer to as "Insurance").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. We began providing securities brokerage services to the public in April 2006. Investment conducts its business primarily from one office located in the City of Lynchburg. We began offering insurance and annuity products in September 2008. Insurance currently operates out of the same location as Investment.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes.

For the year ended December 31, 2009, Financial had a net (loss) of ($642,000), a decrease of $866,000 from net income of $224,000 for year ended December 31, 2008. The decrease in earnings is primarily attributable to an increase in the allowance for loan loss reserve. Net income in 2008 was negatively impacted from a loss realized on the sale of preferred stock of Federal National Mortgage Association. For the year ended December 31, 2009, the net (loss) per share was ($0.22) per basic and diluted share as compared to $0.08 per basic and $0.07 diluted share for the year ended December 31, 2008.

Net interest income increased to $11,329,000 for the current year from $10,576,000 for the year ended December 31, 2008 in large part as a result of the growth in average interest-earning assets, specifically loans. Non-interest income (exclusive for gains and losses on sales of securities) increased to $2,952,000 for the year ended December 31, 2009 from $2,624,000 for the year ended December 31, 2008. The increase is attributable to fees derived from increased mortgage origination volume, revenue from the Bank's investment in a title insurance company, as well as commissions on investments offered through Investment. Non-interest expense increased in 2009 as compared to 2008 because of increases in personnel expense, outside expense, and other operating expenses resulting from the growth of the Bank's branch network.

Total assets as of December 31, 2009 were $437,681,000 compared to $328,605,000 at the end of 2008, an increase of $109,076,000 or 33.19%. Loans, net of unearned income and loan loss provision, increased from $274,890,000 as of December 31, 2008 to $318,452,000 as of the end of December 31, 2009, an increase of 15.85%. Management expects that the current level of equity capital will allow the Bank, among other things, to continue to grow its loan portfolio.

Financial experienced net interest margin compression during 2009 as a result of our 2010 Savings account, which paid above market interest rates. The net interest margin decreased 66 basis points to 3.05% for 2009, compared to 3.71% for 2008. Management expects the net interest margin to improve in large part because of the lower average rate paid on deposit accounts The ability to attract lower costing funds, including non interest-bearing deposits, and the shape of the yield curve will have a significant impact on future increases or decreases in net interest income.

Effect of Economic Trends

The twelve months ended December 31, 2009 continue to reflect the tumultuous economic conditions which have negatively impacted the liquidity and credit quality of financial institutions in the United States. Concerns regarding increased credit losses from the weakening economy have negatively affected capital and earnings of most financial institutions. Nationally, financial institutions have experienced significant declines in the value of collateral for real estate loans, heightened credit losses, which have resulted in record levels of non-performing assets, charge-offs and foreclosures. In addition, certain financial institutions failed or merged with other institutions during 2008 and 2009, and two of the government sponsored housing enterprises were placed into conservatorship with the U.S. Government in 2008.

Liquidity in the debt markets remains low in spite of efforts by Treasury and the Federal Reserve to inject capital into financial institutions. The federal funds rate set by the Federal Reserve has remained at 0.25% since December 2008, following a decline from 4.25% to 0.25% during 2008 through a series of seven rate reductions.

The Treasury Department, the FDIC and other governmental agencies continue to enact rules and regulations to implement the EESA, TARP, the Financial Stability Plan, the Recovery Act and related economic recovery programs, many of which contain limitations on the ability of financial institutions to take certain actions or to engage in certain activities if the financial institution is a participant in the TARP capital purchase program or related programs. Future regulations, or enforcement of the terms of programs already in place, may require financial institutions to raise additional capital and result in the conversion of preferred equity issued under TARP or other programs to common equity. There can be no assurance as to the actual impact of these programs or any other governmental program on the financial markets.

The weak economic conditions are expected to continue into 2010. Financial institutions likely will continue to experience heightened credit losses and higher levels of non-performing assets, charge-offs and foreclosures. In light of these conditions, financial institutions also face heightened levels of scrutiny from federal and state regulators. Financial institutions experienced, and are expected to continue to experience, pressure on credit costs, loan yields, deposit and other borrowing costs, liquidity, and capital.

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The downward trend in short term interest rates beginning in the last quarter of 2007 was due to the actions of the Federal Open Market Committee (FOMC) resulting from a weakening economy. As a result, the yield curve has remained steep. As liquidity increased as a result of open market operations and other government actions, longer-term interest rates decreased. Although it cannot be certain, management believes that short term interest rates will remain stable for at least the first two quarters of 2010. An increase in long-term interest rates is likely to have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Stock Dividends

On May 19, 2009, Financial declared a 5% stock dividend, which was paid on July 21, 2009 to shareholders of record on June 16, 2009. On May 20, 2008, Financial declared a 10% stock dividend, which was paid on July 22, 2008 to shareholders of record on June 17, 2008. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is management's estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450, Contingencies which requires that losses be accrued when they are probable of occurring and are reasonably estimable and (ii) ASC 310 Impairment of a Loan, which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 – "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement"). See "Management Discussion and Analysis Results of Operations – Allowance for Loan Losses and Loan Loss Reserve" below for further discussion of the allowance for loan losses.

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses for the Bank" below.

Results of Operations for Year ended December 31, 2009 compared to year ended December 31, 2008

Net Income

The net (loss) for Financial for the year ended December 31, 2009 was ($642,000) or ($0.22) per basic and diluted share compared with net income of $224,000 or $0.08 per basic $0.07 per diluted share for the year ended December 31, 2008. Note 11 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The decrease of $866,000 in 2009 net income compared to 2008 net income was due in large part to the high level of noncash charges taken to increase the allowance for loan loss reserve. The higher level of provisions to the reserve was in response to increased charge-offs in 2009 and management's increased effort to identify potential impairment within the loan portfolio and to provide for the impairment accordingly within the reserve. As discussed in more detail below, we charged off $2,797,000 in non-performing loans during the year ended December 31, 2009 as compared with $689,000 in 2008. The amount of the provision to the loan loss reserve was $4,151,000 in the year ended December 31, 2009 as compared to $1,355,000 in 2008. Net income in 2008 was negatively impacted by a loss on the sale of preferred stock of Federal National Mortgage Association (the "GSE"), net of tax benefit, in the amount $1,210,000.

Our loan loss provision was $4,151,000 for the year ended December 31, 2009 as compared with a loan loss provision of $1,355,000 for the year ended December 31, 2008.

Although we had net loss in 2009, our net income benefited from the following: i) additional interest earned as a result of an increase in the size of the loan portfolio, our primary method of investment; ii) a slight increase in non-interest income (exclusive of gains and losses on sales of securities); and iii) interest on an increased in size investment portfolio. In addition, our earnings were negatively impacted by i) a decrease in net interest margin, ii) an increase in personnel expenses and occupancy expenses related to our expansion as well as an increase in outside expenses.

These operating results represent a return on average shareholders' equity of (2.60%) for the year ended December 31, 2009 compared to 0.93% for the year ended December 31, 2008. The return on average assets for the year ended December 31, 2009 was (0.16%) compared to 0.07% in 2008.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Net interest income for 2009 increased $753,000 to $11,329,000 or 7.12% from net interest income of $10,576,000 in 2008. The growth in net interest income was due to an increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits. The net interest margin decreased to 3.05% in 2009 from 3.71% in 2008. The average rate on earning assets decreased 98 basis points from 6.52% in 2008 to 5.54% in 2009 and the average rate on interest-bearing liabilities decreased from 3.33% in 2008 to 2.77% in 2009. Although management cannot predict with certainty future interest rate decisions by the FOMC, management believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable spread between the average rate the Bank receives on assets and the average rate that the Bank pays on liabilities.

Interest income increased to $20,581,000 for the year ended December 31, 2009 from $18,594,000 for the year ended December 31, 2008. This increase was due to an increase in the average balance of interest earning assets, including loans and investment securities.

Interest expense increased to $9,252,000 for the year ended December 31, 2009 from $8,018,000 for the year ended December 31, 2008. This increase in interest expense was primarily due to both an increase in the aggregate balance in interest bearing deposit accounts, specifically the 2010 Savings account, and an increase in interest rates paid in response to competition for deposits in our market area. In addition, interest expense increased in part because of a growth in certificates of deposit, which paid increased interest rates in response to competition. In February 2008, the Bank began offering a savings product called "2010 Savings." The 2010 Savings account paid a guaranteed minimum 3.00% APY through February 28, 2010. Effective March 1, 2010, the Bank reduced the yield on the 2010 Savings account to 1.25% APY. As a result of this decrease and decreases in the rates paid on other savings products, including the repricing of certificates of deposit), the Bank expects its interest expense to decrease.

The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets
For the Twelve Months Ended December 31, 2009 and 2008
(dollars in thousands)

	2009			2008		
	Average Balance Sheet	**Interest Income/ Expense**	**Average Rates Earned/Paid**	**Average Balance Sheet**	**Interest Income/ Expense**	**Average Rates Earned/Paid**
ASSETS						
Loans, including fees	$ 303,693	$ 18,434	6.07%	$ 248,193	$ 16,656	6.71%
Federal funds sold	15,446	32	0.21%	763	19	2.49%
Securities	50,047	2,073	4.14%	34,508	1,846	5.35%
Restricted stock	2,240	42	1.93%	1,810	73	4.19%
Total earning assets	371,426	20,581	5.54%	285,274	18,594	6.52%
Allowance for loan losses	(3,580)			(2,348)		
Non-earning assets	31,998			17,649		
Total assets	$ 399,844			$ 300,575		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest bearing	$ 45,473	$ 513	1.13%	$ 39,256	$ 636	1.62%
Savings	152,331	4,333	2.84%	43,886	1,143	2.60%
Time deposits	96,928	3,320	3.43%	122,684	5,304	4.32%
Total interest bearing deposits	294,732	8,166	2.77%	205,826	7,083	3.44%
Other borrowed funds						
Fed funds purchased	-	-	0.00%	3,596	99	2.75%
Repurchase agreements	12,604	195	1.54%	13,925	359	2.58%
Other borrowings	20,285	578	2.85%	17,158	477	2.78%
Capital notes	6,918	313	4.52%	-	-	0.00%
Total interest-bearing liabilities	334,539	9,252	2.77%	240,505	8,018	3.33%

Years Ended December 31, 2009 and December 31, 2008

Non-interest bearing deposits	40,319			35,235		
Other liabilities	324			646		
Total liabilities	375,182			276,386		
Stockholders' equity	24,662			24,189		
Total liabilities and Stockholders' equity	$ 399,844			$ 300,575		
Net interest earnings		$ 11,329			$ 10,576	
Net interest margin			3.05%			3.71%
Interest spread			2.77%			3.19%

Volume and Rate
(dollars in thousands)
Years Ending December 31,

	2009			2008		
	Volume Effect	**Rate Effect**	**Change in Income/ Expense**	**Volume Effect**	**Rate Effect**	**Change in Income/ Expense**
Loans	$ 3,100	$(1,322)	$ 1,778	$ 1,500	$ (1,103)	$ 397
Federal funds sold	14	(1)	13	(9)	(21)	(30)
Securities	456	(229)	227	395	94	489
Restricted stock	21	(51)	(31)	31	(9)	22
Total earning assets	3,591	(1,603)	1,987	1,917	(1,039)	878
Liabilities:						
Demand interest bearing	127	(243)	(117)	(90)	(397)	(487)
Savings	3,068	115	3,183	744	206	950
Time deposits	(1,001)	(982)	(1,983)	(105)	(674)	(779)
Fed funds purchased	(51)	(48)	(99)	(45)	30	(15)
Capital notes	313	-	313	-	-	-
FHLB borrowings	97	4	101	477	-	477
Repurchase agreements	(33)	(132)	(164)	82	(45)	37
Total interest-bearing liabilities	$ 2,521	$(1,287)	$ 1,234	$ 1,064	$ (881)	$ 183
Change in net interest income	$ 1,070	$ (316)	$ 753	$ 853	$ (158)	$ 695

Non-Interest Income of Financial

Non-interest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where non-interest income can be increased. Non-interest income (excluding securities gains and losses) consists primarily of fees and charges on transactional deposit accounts, mortgage loan origination fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment.

The Bank, through the Mortgage division originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage division are presold to mortgage banking or other financial institutions. The Mortgage division assumes no credit or interest rate risk on these mortgages.

In 2006, we began providing securities brokerage services to Bank customers and others. Investment provides the services through an agreement with a third-party broker-dealer. Pursuant to this arrangement, the third party broker-dealer operates service centers in one or more branches of the Bank. The centers will be staffed by dual employees of the Bank and the broker-dealer. Investment receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. Due to the relatively short operating history of Investment, its financial impact on our consolidated financial statements has been immaterial. Although management cannot predict the financial impact of Investment with certainty, management anticipates it will continue to be a minimal component of non-interest income in 2010.

In the third quarter of 2008, we began providing insurance and annuity products to Bank customers and others. Insurance currently has no dedicated employees and generates minimal monthly revenue and its financial impact on the consolidated financials of Financial has been immaterial. Management anticipates that Insurance's impact on non-interest income remain immaterial in 2010.

Non-interest income, exclusive of gains and losses on sale of securities, increased to $2,952,000 in 2009 from $2,624,000 in 2008. Inclusive of gains and losses on sale of securities, non-interest income increased to $2,958,000 in 2009 from $954,000 in 2008. The following table summarizes our non-interest income for the periods indicated.

Non-Interest Income (dollars in thousands)

	At December 31,	
	2009	2008
Service charges and fees	$ 494	$ 465
Mortgage loan origination fees, net of commission	1,357	1,183
Investment service fees	492	571
Equity earnings from title insurance	46	61
Other	563	344
Non-interest income	$ 2,952	2,624
Gain (loss) on sales of available-for-sale securities	6	(1,670)
Total non-interest income	$ 2,958	$ 954

The increase in non-interest income for 2009 was due to i) an increase in fees produced by Mortgage; and ii) the fact that we did not experience any extraordinary loss on the sale of available-for-sale securities.

For the year ended December 31, 2009, Investment accounted for 2.10% of Financial's total income as compared with 2.92% of Financial's total income for the year ended December 31, 2008.

During 2009, despite the fact the overall mortgage loan market was suppressed as a result of declining real estate values and a difficult credit market, mortgage loan volume grew and the Mortgage Division improved its market share. The Mortgage Division originated 463 mortgage loans, totaling $79,776,428 in 2009 as compared with 371 mortgage loans, totaling $56,379,000 during the year ended December 31, 2008. For the year ended December 31, 2009, the Mortgage Division accounted for 5.80% of Financial's total income as compared with 6.05% of Financial's total income for the year ended December 31, 2008. Management anticipates that residential mortgage rates may increase slightly during 2010 but nevertheless will remain historically low for the remainder of 2010. Management expects that low rates coupled with the Mortgage Division's reputation in Region 2000 will allow us to continue to grow revenue at the Mortgage Division. In addition, loan origination has increased in part due to the temporary tax credit available to qualified first-time home buyers. The credit is scheduled to expire on April 30, 2010. Management believes the availability of this credit will continue to have a positive impact on loan volume. In addition, the Mortgage Division provides opportunities to establish many new banking relationships by providing more bank services and products to new customers.

Non-Interest Expense of Financial

Non-interest expenses increased from $10,813,000 for the year ended December 31, 2008 to $11,473,000 for the year ended December 31, 2009. The following table summarizes our non-interest expense for the periods indicated.

	Non-Interest Expense (dollars in thousands) At December 31,	
	2009	**2008**
Salaries and employee benefits	$ 5,461	$ 5,290
Occupancy	886	747
Equipment	1,047	983
Supplies	374	382
Professional, data processing and other outside expenses	1,424	1,295
Marketing	290	387
Credit expense	351	234
Loss (gain) on sale of assets	38	(5)
Amortization of tax credit investment	196	785
Other	1,406	715
Total non-interest expense	$ 11,473	$ 10,813

The increase in non-interest expense was due in large part to an increase in personnel expenses as well as increases in occupancy and outside expenses, all of which directly relate to the opening of the permanent branch in the Town of Altavista and the growth of our newer branches. Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with current accounting rules), increased to $5,461,000 for the year ended December 31, 2009, from $5,290,000 for the twelve months ended December 31, 2008. Compensation for some employees of the Mortgage Division and Investment is commission-based and therefore subject to fluctuation. Because of increased volume of business at

Mortgage, commission compensation and the corresponding employee benefits increased in 2009. The Bank also had increases in depreciation expense, data processing fees, and other operating expenses, all of which are related to the growth of the Bank.

Because of an increase in net interest income, Financial's efficiency ratio (that is, the cost of producing each dollar of revenue) improved from 93.97% in 2008 to 78.93% in 2009. Management intends that additional interest earning assets will help further lower the efficiency ratio.

Analysis of Financial Condition

General

Our total assets were $437,681,000 at December 31, 2009, an increase of $109,076,000 or 33.19% from $328,605,000 at December 31, 2008, primarily due to an increase in loans, investment securities and cash and cash equivalents funded by a growth in deposits from $268,111,000 on December 31, 2008 to $375,772,000 on December 31, 2009. Loans, net of unearned income and allowance, increased to $318,452,000 on December 31, 2009 from $274,890,000 on December 31, 2008. Our equity to assets ratio (average equity divided by average total assets) was 6.17% as of December 31, 2009 compared to 8.05% as of December 31, 2008.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, increased to $318,452,000 on December 31, 2009 from $274,890,000 on December 31, 2008. Total loans increased to $322,740,000 on December 31, 2009 from $277,749,000 on December 31, 2008. These increases can be attributed in part to an interest rate environment that made borrowing attractive to the Bank's customers, the Bank's increased presence in the market, and the Bank's reputation for service.

As of December 31, 2009, the Bank had $5,687,000, or 1.76% of its total loans, in non-accrual loans compared with $3,859,000, or 1.40%, at December 31, 2008. This increase is due in large part to non-performing loans with two borrowers with an aggregate principal balance of non-performing loans of approximately $2,003,000. See "Asset Quality" below.

The following table summarizes the composition of the Bank's loan portfolio for the periods indicated by dollar amount:

Loan Portfolio
(dollars in thousands)
December 31,

	2009	2008	2007	2006	2005
Commercial loans	$ 60,045	$ 52,842	$ 43,877	$ 36,082	$ 30,853
Real estate – construction	32,149	43,507	36,296	32,087	27,303
Real estate - residential	169,220	136,850	114,278	98,151	78,058
Installment and other	61,326	44,550	31,717	23,240	21,043
Total loans	322,740	277,749	226,168	189,560	157,257
Less allowance for loan losses	4,288	2,859	2,146	2,091	1,777
Net loans	$318,452	$274,890	$224,022	$187,469	$155,480

The following table sets forth the maturities of the loan portfolio at December 31, 2009.

Remaining Maturities of Selected Loans
(dollars in thousands)
At December 31, 2009

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial, financial, and agricultural	$ 29,055	$ 17,856	$ 13,134	$ 60,045
Real estate – construction	6,754	2,458	22,937	32,149
Real estate – mortgage	47,024	16,180	106,016	169,220
Installment and other	9,682	11,939	39,705	61,326
Total	$92,515	$48,433	$181,792	$322,740
For maturities over one year:				
Fixed Rates	$ 114,721	49.83%		
Variable Rates	115,504	50.17%		
Total	$ 230,225			

Deposits

We experienced strong deposit growth from $268,111,000 for the period ended December 31, 2008 to $375,772,000 at the end of the same period in 2009, for an increase of 40.16%. Non-interest-bearing deposits increased $6,334,000 or 17.70% from $35,778,000 at December 31, 2008 to $42,112,000 at December 31, 2009. Interest-bearing deposits increased $101,327,000 or 43.60% from $232,333,000 at December 31, 2008 to $333,660,000 at December 31, 2009. Additionally, the Bank's effort to decrease non-FDIC insured sweep accounts (repurchase agreements) resulted in a decreased balance in these accounts to $10,710.000 on December 31, 2009 from $14,339,000 on December 31, 2008.

Years Ended December 31, 2009 and December 31, 2008

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2009		2008		2007	
	Amount	Rate	Amount	Rate	Amount	Rate
Non interest- bearing deposits	$ 40,319		$ 35,235		$ 33,237	
Interest -bearing deposits						
Interest checking	$ 17,877	0.72%	$ 12,709	1.06%	$ 11,879	1.45%
Money market	27,321	1.40%	26,368	1.88%	30,988	3.06%
Savings	152,606	2.84%	44,065	2.60%	12,669	1.55%
Time deposits						
Less than $100,000	64,424	3.37%	82,188	4.28%	86,428	4.82%
Greater than $100,000	32,504	3.54%	40,496	4.41%	38,458	4.99%
Total interest-bearing deposits	$ 294,732	2.77%	$205,826	3.44%	$180,422	4.10%
Total deposits	$ 335,051		$241,061		$213,659	

The following table includes a summary of average deposits and average rates paid and maturities of CDs greater than $100,000.

Maturities of CD's Greater than $ 100,000
(dollars in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2009	$ 3,550	$ 5,345	$ 11,952	$ 11,044	$ 31,891

Cash and Cash Equivalents

Cash and cash equivalents increased from $15,825,000 on December 31, 2008 to $31,305,000 on December 31, 2009. This increase was due primarily to increased deposits in the 2010 Savings account as well as an increase in Federal funds sold to accommodate liquidity needs associated with the 2010 Savings account. In addition, routine fluctuations in deposits, including fluctuations in transactional accounts and professional settlement accounts, contribute to variations in cash and cash equivalents. Federal funds sold increased from $5,241,000 on December 31, 2008 to $21,231,000 on December 31, 2009.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

	Securities Portfolio (dollars in thousands) December 31,		
	2009	**2008**	**2007**
Held to Maturity			
U.S. agency obligations	$ 15,277	$ 6,039	$ 6,523
Available-for-sale			
U.S. agency obligations	38,442	7,237	15,083
Mortgage - backed securities	213	5,030	4,734
Municipals	3,622	694	2,523
Corporates	2,962	3,175	3,393
Total available-for-sale	$ 45,239	$ 16,136	$ 25,733

Deposited funds are generally invested in overnight vehicles, including Federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of Federal funds sold and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity increased from $5,994,000 as of December 31, 2008 to $15,550,000 as of December 31, 2009. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The portfolio of securities available-for-sale increased to $45,239,000 as of December 31, 2009 from $16,136,000 as of December 31, 2008. During 2009, the Bank purchased available-for-sale securities to obtain a higher yield than was then available in the overnight market.

The following table shows the maturities of held-to-maturity and available-for-sale securities at amortized cost and market value at December 31, 2009 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are not shown on a tax equivalent basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution / Yield Analysis
(dollars in thousands)
At December 31, 2009

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held to Maturity					
U.S. agency					
Amortized cost	$ -	$ -	$ 2,092	$ 13,458	$ 15,550
Market value	$ -	$ -	$ 2,091	$ 13,186	$ 15,277
Weighted average yield			4.00%	3.60%	
Available for sale securities					
U.S. agency					
Amortized cost	$ -	$ 1,008	$ 12,418	$ 25,532	$ 38,958
Market value	$ -	$ 1,000	$ 12,231	$ 25,211	$ 38,442
Weighted average yield		2.16%	3.07%	3.80%	
Mortgage Backed Securities					
Amortized cost	$ -	$ 207	$ -	$13	$ 220
Market value	$ -	$ 200	$ -	$13	$ 213
Weighted average yield		3.73%		5.83%	
Municipals					
Amortized cost	$ -	$ -	$ 479	$ 3,343	$3,822
Market value	$ -	$ -	$ 490	$ 3,132	$3,622
Weighted average yield			5.60%	5.71%	
Corporate					
Amortized cost	$ -	$ -	$1,965	$ 1,034	$2,999
Market value	$ -	$ -	$1,964	$998	$2,962
Weighted average yield			5.62%	7.38%	
Total portfolio					
Amortized cost	$ -	$ 1,215	$16,955	$ 43,380	$61,549
Market value	$ -	$ 1,200	$16,776	$ 42,540	$60,516
Weighted average yield		2.43%	3.55%	3.96%	

Cash surrender value of bank owned life insurance

On July 1, 2009, the Company funded bank owned life insurance (BOLI) for a chosen group of its officers, where the Company is the owner and sole beneficiary of the policies. As of December 31, 2009, the BOLI had a cash surrender value of $5,125,000. Increases in the cash surrender value are recorded as components of non-interest income. The BOLI is profitable from the appreciation of the cash surrender values of the pool of insurance and its tax-free advantage to the Company. This profitability is used to offset a portion of current and future employee benefit costs. The BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Liquidity

The liquidity of Financial depends primarily on the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank of Atlanta ("FHLBA") and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

At December 31, 2009, cash, interest-bearing and non interest-bearing deposits with banks, federal funds sold, securities and loans maturing within one year was $31,305,000. At the end of 2009, approximately 47.6%, or $ 154,701,000 of the loan portfolio would mature or reprice within a one-year period. At December 31, 2009 non-deposit sources of available funds totaled $98,140,000, which included $75,290,00 available from the FHLBA.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 15 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2009 and 2008.

Analysis of Capital for Bank of the James (Bank only)
(dollars in thousands)

	December 31, 2009	December 31, 2008
Tier 1 Capital:		
Common Stock	$ 3,742	$ 3,743
Additional paid in capital	19,323	13,317
Retained earnings	6,825	7,195
Total Tier 1 Capital	$ 29,890	$ 24,255
Tier 2 Capital:		
Allowable portion of allowance for loan losses	4,036	2,859
Total Tier 2 Capital	$ 4,036	$ 2,859
Total risk-based capital	$ 33,926	$ 27,114
Risk weighted assets	$ 322,662	$ 270,451
Average total assets	$ 434,110	$ 324,386

	December 31,		Regulatory Minimums	
	2009	2008	Capital Adequacy	Well Capitalized
Capital Ratios				
Tier 1 capital to average total assets	6.89%	7.48%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.26%	8.97%	4.00%	6.00%
Total risk-based capital ratio	10.51%	10.03%	8.00%	10.00%

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

In 2009, Financial completed a private placement of unregistered debt securities pursuant to which it will issued notes to accredited investors in an amount of $7,000,000. The debt issued pursuant to this offering will bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment was paid due on July 1, 2009. No principal payments are due until the debt matures on April 1, 2012 (the "Maturity Date"). On the Maturity Date the principal and all accrued but unpaid interest on the debt will be due and payable. Financial used $6,000,000 of the proceeds to provide additional capital to the Bank. We expect to retain the balance of the proceeds at Financial to service interest payments on the debt or to provide additional capital to the Bank, if necessary.

The capital ratios set forth in above tables state the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

Stockholder's Equity

Stockholders' equity decreased by $910,000 from $24,635,000 on December 31, 2008 to $23,725,000 on December 31, 2009 because of our operating loss and additional unrealized losses on available-for-sale securities.

Asset Quality

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when it is deemed uncollectible or when the borrower has not made a payment in 90 days. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan; and the borrower has demonstrated the capacity to repay the loan for six consecutive months or ii) the loan committee of the Board of Directors determines that a borrower has the capacity to repay the loan. We also classify other real estate owned (OREO) as a non performing asset. OREO, which is accounted for in the "other assets" section of the Statement of Financial Condition, represents real property owned by the Bank either through purchase at foreclosure or received from the borrower through a deed in lieu of foreclosure.

During 2009, the quality of certain classes of our assets declined. Specifically, as a result of the economic downturn, commercial development loans and residential speculative housing construction loans were impacted by a decline in the value of the collateral supporting those loans. Although asset quality declined in 2009, management believes that it has been proactive in quantifying and mitigating the risk. Non-accrual loans increased to $5,687,000 on December 31, 2009 from $3,859,000 on December 31, 2008. Management has provided for the anticipated losses on these loans in the loan loss reserve. OREO increased to $666,000 on December 31, 2009 from $81,000 on December 31, 2008.

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and credit risks. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns one of the following risk categories to each commercial loan in the Bank's portfolio:

Risk Category	Classification
Risk 1	Excellent
Risk 2	Above Average
Risk 3	Satisfactory
Risk 4	Acceptable/Low Satisfactory
Risk 5	Special Mention
Risk 6	Sub-Standard
Risk 7	Doubtful
Risk 8	Loss

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with current accounting rules (ASC 310) the Bank performs an individual impairment analysis on all loans with a Risk Rating of 5 through 8.
- In accordance with current accounting rules (ASC 450) the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the reserve accordingly. The Bank also adjusts the historical charge-off data based on the risk rated tiering system set forth above to more accurately reflect the Bank's actual losses.
- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.
- The Bank applies factors to determine the method by which to allocate the unallocated reserve for inherent losses related to the loan pool, including, for example, loan concentrations, policy and procedure changes, national and local economic trends and conditions, and overall portfolio quality.

The Bank's allowance for loan losses increased 49.98% from $2,859,000 on December 31, 2008 to $4,288,000 on December 31, 2009. This increase is reflective of the growth in the loan portfolio and current economic conditions. The increase resulted from application of the Bank's commercial loan rating system and individual impairment calculations, as discussed above, as applied to the larger total loan portfolio. As of December 31, 2009 the allowance for loan losses was equal to 1.33% of the total loan portfolio as compared with 1.03% at December 31, 2008.

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2009 and 2008:

Impaired & Non-Accrual Loans
(dollars in thousands)

	At December 31,	
	2009	**2008**
Impaired loans without a valuation allowance	$28,689	$8,006
Impaired loans with a valuation allowance	14,938	10,375
Total impaired loans	$43,627	$18,381
Valuation allowance related to impaired loans	$2,081	$1,441
Total non-accrual loans (included in impaired loans)	$5,687	$3,859
Total loans past due ninety days or more and still accruing	$-	$-

Average Investment in Impaired Loans
(dollars in thousands)

	Years Ended December 31,	
	2009	**2008**
Average investment in impaired loans	$30,642	$15,703
Interest income recognized on impaired loans	$2,039	$860
Interest income recognized on a cash basis on impaired loans	$1,932	$786

No nonaccrual loans were excluded from impaired loan disclosure under current accounting rules at December 31, 2009 and 2008. If interest on these loans had been accrued, such income would have approximated $693,000 and $242,000 for 2009 and 2008, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed above.

The following table shows sets forth the detail of loan charged-off, recovered, and the changes in the allowance for loan losses as of the dates indicated:

Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2009	2008	2007	2006	2005
Balance, beginning of period	$ 2,859	$ 2,146	$ 2,091	$ 1,777	$ 1,419
Loans charged-off:					
Commercial, financial and agricultural	733	379	165	143	224
Real estate-construction	917	31	25	101	-
Real estate-mortgage	918	82	125	76	86
Installment and other	229	197	127	83	175
Total loans charged off	$ 2,797	$ 689	$ 442	$ 403	$ 485
Recoveries:					
Commercial, financial and agricultural	$ 35	$ 17	$ 22	$ 63	$ 5
Real estate-construction	-	-	-	-	12
Real estate-mortgage	-	-	-	3	-
Installment and other	40	30	24	21	23
Total recoveries	$ 75	$ 47	$ 46	$ 87	$ 40
Net charge-offs	$ 2,722	$ 642	$ 396	$ 316	$ 445
Provision for loan losses	4,151	1,355	451	630	803
Balance, end of period	$ 4,288	$ 2,859	$ 2,146	$ 2,091	$1,777

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans:

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2009 Percent of Loans to Total Loans		2008 Percent of Loans to Total Loans		2007 Percent of Loans to Total Loans		2006 Percent of Loans to Total Loans		2005 Percent of Loans to Total Loans	
Commercial, financial, and agricultural	$777	18.12%	$536	18.75%	$523	24.37%	$565	27.02%	$499	28.08%
Real estate - construction	697	16.25%	154	5.39%	105	4.89%	390	18.65%	143	8.05%
Real estate - mortgage	2,195	51.17%	1,864	65.19%	1,226	57.13%	712	34.05%	657	36.97%
Installment and other	619	14.46%	305	10.67%	292	13.61%	424	20.28%	478	26.90%
	$4,288	100.00%	$2,859	100.00%	$2,146	100.00%	$2,091	100.00%	$1,777	100.00%

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

Nonperforming Assets
(dollars in thousands)
At December 31,

	2009	2008	2007	2006	2005
Nonaccrual loans	$5,687	$3,859	$1,246	$646	$261
Restructured loans	916	-	-	-	-
Foreclosed property	666	81	-	535	-
Loans past due 90 days accruing interest	-	-	-	-	-
Total nonperforming assets	$7,269	$3,940	$1,246	$1,181	$261
Allowance for loan losses to period end loans	1.33%	1.03%	0.95%	1.10%	1.13%
Nonperforming assets to period end loans	2.25%	1.39%	0.55%	0.34%	0.17%
Net charge-offs (recoveries) to average loans	0.90%	0.26%	0.19%	0.19%	0.30%

Income Tax Expense

For the year ended December 31, 2009, Financial had a federal income tax benefit of $695,000 resulting from ordinary course of business as well as a $44,000 benefit from a realized tax credit as compared to a Federal income tax benefit of $862,000, which include a benefit from a realized tax credit of $634,000 in 2008. Note 10 of the Audited Financial Statements provides additional information with respect to our 2009 federal income tax expense and the deferred tax accounts.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management believes that Financial has been successful in managing its net interest margin despite numerous adjustments by the FOMC since 2001. During 2009, and at March 24, 2010, the Bank's prime rate remained constant at 3.25%. Our net interest margin was under pressure in part because of higher rates paid on deposit accounts, primarily certificates of deposit. Financial's spread on earning assets to interest bearing liabilities decreased from 3.19% in 2008 to 2.77% in 2009. Management attempts to mitigate this pressure by constantly monitoring and repricing deposits.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least monthly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Short Term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. The short-term borrowings totaled $10,710,000 and $14,339,000 as of December 31, 2009 and 2008, respectively. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. The maximum balance of the repurchase agreements for the years ended December 31, 2009 and December 31, 2008 was approximately $12,500,000 and $14,500,000, respectively.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000,000; Suntrust Bank, $3,000,000; and Compass Bank, $2,250,000. In addition, the Bank maintains a $3,000,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. No amounts were outstanding on the facilities at either December 31, 2009 or December 31, 2008. The maximum balance of federal funds lines for the years ended December 31, 2009 and December 31, 2008 was approximately $0 and $15,000,000, respectively.

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $85,290,000 as of September 30, 2009, the most recent calculation. Of this amount the Bank has borrowed $20,000,000 under the following terms:

	Amount (dollars in thousands)	Type	Rate	Ultimate Maturity Date
	$ 10,000	Fixed rate hybrid	2.700%	2/5/2010
	3,000	Fixed rate credit	3.410%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
	5,000	Convertible 4/15/2010	2.360%	4/15/2013
Total	$ 20,000	Weighted average rate	2.830%	

The maximum balance on the FHLBA credit was approximately $21,000,000 for the years ended December 31, 2009 and December 31, 2008.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts (dollars in thousands) at December 31,	
	2009	2008
Commitments to extend credit	$ 46,609	$ 44,248
Standby letters of credit	1,496	3,282
Total	$ 48,105	$ 47,530

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The Bank has liability in the form of minimum annual rental commitments under these leases as follows:

Year Ending	Amount (in thousands)
2010	$ 414
2011	459
2012	469
2013	476
2014	355
Thereafter	921
	$ 3,094

Expansion Plans

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the additional branch location that the Bank currently is considering.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. As previously disclosed, the Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank does not anticipate opening a branch at this location prior to 2012. The Bank has determined that the existing structure is not suitable for use as a bank branch.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit the property will be between $900,000 and $1,500,000 per location.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of operation.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 20 to the consolidated financial statements included in Item 8 of this Form 10-K.

Shareholder Reference

Investor Relations

Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information: contact
J. Todd Scruggs
Executive Vice President and Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-K and 10-Q reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives should contact:
Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

Corporate Headquarters

Bank of the James Financial Group, Inc.
828 Main Street, Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address

Post Office Box 1200, Lynchburg, Virginia 24505-1200

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 4 p.m. on Tuesday, May 18, 2010 at Boonsboro Country Club, 1709 BCC Drive, Lynchburg, Virginia. All shareholders are cordially invited to attend.

Common Stock Listing

Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF. There were approximately 3,015 total shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2009.

Independent Public Accountants

Yount, Hyde & Barbour, CPA's, P.C.
50 South Cameron Street, Winchester, Virginia 22601
(540) 662-3417
www.yhbcpa.com

Corporate Counsel

Edmunds & Williams, P.C.
Post Office Box 958, Lynchburg, Virginia 24504
(434) 846-9000

Transfer Agent

Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:
StockTrans, Inc.
44 West Lancaster Avenue, Ardmore, Pennsylvania 19003
Telephone: (610) 649-7300
Fax: (610) 649-7302

Financial Reporting

This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Yount, Hyde & Barbour, CPA's, P.C. audited the Company's 2008 and 2009 year-end financial statements.

Internet Address

Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the internet at www.bankofthejames.com.

Market Makers

Automated Trading Desk Financial Services, LLC
(843) 789-2000
11 eWall Street
Mount Pleasant, SC 29464

Davenport & Company, LLC
(434) 948-1100
1104 Commerce Street
Lynchburg, VA 24504

Hill, Thompson, Magid & Co., Inc.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302

Knight Equity Markets, LP
(201) 222-9400
545 Washington Boulevard
Jersey City, NJ 07310

McKinnon & Company, Inc.
(757) 623-4636
Dominion Tower
999 Waterside Drive, Suite 1200
Norfolk, VA 23510

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza, Suite 1620
Chicago, IL 60606

Morgan Keegan & Company, Inc.
(901) 524-4100
50 North Front Street
Memphis, TN 38103

Pershing LLC
(201) 413-2930
One Pershing Plaza – 8th Floor
Jersey City, NJ 07399

Scott & Stringfellow, LLC
(804) 643-1811
909 East Main Street
Richmond, VA 23219

UBS Securities, LLC
(203) 719-3000
677 Washington Boulevard
Stamford, CT 06901

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